Exhibit 99.1

Descartes Acquires NetCHB
 Strengthens Ecommerce Customs Filing Capabilities on the Global Logistics Network

WATERLOO, Ontario — February 10, 2022 (GLOBE NEWSWIRE) — Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired NetCHB, a leading provider of customs filing solutions in the US.

NetCHB has been helping its customers streamline and automate customs filing processes in the US for more than 15 years. The company’s cloud-based platform is used by more than 700 customs brokers to connect to the US Customs and Border Protection (CPB) Automated Broker Interface (ABI) to electronically execute both fiscal customs declarations and security filings. More recently, the company has built on its success with traditional customs filings to capitalize on changes in the regulatory filing framework for Section 321 Type 86 ecommerce shipments. Section 321 Type 86 is a voluntary filing initiative for low-value ecommerce goods that CBP introduced in 2019 to streamline border crossing.

“Section 321 Type 86 compliance is complex, but brokers and forwarders that take advantage of it can reduce the amount of time ecommerce packages are waiting for customs release,” said Ken Wood, EVP Product Management at Descartes. “NetCHB’s platform automates the declaration process for high volumes of ecommerce shipments and helps keep them moving quickly to consumers, helping some of the largest ecommerce customs brokers and forwarders process shipments in a compliant and efficient manner.”

“As the digitization of the logistics and supply chain industry picks up pace, we continue invest in complementary solutions that add depth and breadth to our Global Logistics Network (GLN),” said Edward J. Ryan, Descartes’ CEO. “NetCHB has a team of deep customs domain experts, scalable and robust technology solutions, and a large group of customers that will benefit from additional solutions available on the GLN to help them manage the lifecycle of shipments.”

NetCHB is headquartered in Arizona. Descartes acquired NetCHB for up-front cash consideration of $40 million, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is $60.0 million, based on NetCHB achieving revenue-based targets over the first two years post-acquisition.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Investor Contact

The Descartes Systems Group Inc. |tsx: DSG |nasdaq: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of NetCHB and its solution offerings; the potential to provide customers with customs filing solutions; the potential to combine NetCHB’s solution offerings with other products and services of Descartes’; the level of demand for an integrated solution;  other potential benefits derived from the acquisition and NetCHB’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the NetCHB business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |tsx: DSG |nasdaq: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com